

October 29, 2007

By U.S. mail and facsimile to (305) 228-8383

Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

      RE: **Lennar Corporation**
                Form 10-K for the fiscal year ended November 30, 2006
                Filed February 8, 2007
                File No. 1-11749

Dear Mr. Gross:

      We have reviewed your response letter dated October 3, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended November 30, 2006

Management's Discussion and Analysis, page 17

Outlook, page 17

1. We have read your response to comment 1 in our letter dated September 12, 2006. We note your use of offering optional upgrades (such as upgraded appliances, cabinetry and flooring) as incentives to your customers. Please clarify for us whether these incentives are offered separately from the price discounts on individual homes, or whether such upgrades are offered collectively with the price discounts as a lump sum. In either case, please tell us how you have determined that these upgrades are appropriately accounted for as reductions in the sales price of the homes, given paragraph 10 of EITF 01-9 indicates that such "free" products or services, or anything other than cash, should be characterized as an expense.

2. Where material, please disclose the amount of sales incentives included in cost of sales in the footnotes to the financial statements.

Subprime lending

3. We have read your response to comment 5 in our letter dated September 12, 2006. We appreciate your response and have noted your additional disclosures in future filings, starting with the Form 10-Q for the period ended August 31, 2007, related to the deterioration in the overall homebuilding market and the inability of homeowners to refinance or maintain subprime or Alt A loans, both of which could have an adverse impact on demand and the number of homes you sell. Please ensure that your future disclosure should be revised to help readers understand the materiality of your exposure to such loans, whether direct or indirect. In this regard, we urge you to evaluate, on both a quantitative and qualitative basis, the appropriate amount of transparent disclosures needed so that readers are informed about the level of your involvement in these subprime lending activities.

Form 10-Q for the period ended August 31, 2007

4. We note the net carrying value of your assets at August 31, 2007, exceeded your market capitalization of $4.8 billion. Please tell us why your third quarter goodwill impairment test did not result in write-offs in excess of $16.5 million. For example, it is not clear why there was no impairment of goodwill relating to your homebuilding east, homebuilding west, or financial services segments, based on the operations of these segments and the FAS 144 valuation adjustments recorded in these segments. Also, it appears your market capitalization has subsequently decreased to $3.7 billion. Describe to us your plans for additional testing of goodwill impairment, given this change in circumstance. In addition, provide us with the disclosure you intend to include in MD&A discussing this issue and the current and potential future impact on the financial statements.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief